Filed by Integrys Energy Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company: Integrys Energy Group, Inc.
Commission File No.: 1-11337

On June 23, 2014, Integrys Energy Group, Inc. (“Integrys”) sent a letter to its customers describing the proposed acquisition of Integrys by Wisconsin Energy Corporation.  A copy of this letter, which was posted by Integrys and its operating subsidiaries on their respective websites, follows:

Customer Update
(To be posted on the Integrys website as well as operating utilities’ sites)

To Our Electric and Natural Gas Customers:

Today, we announced that Integrys Energy Group will join forces with Wisconsin Energy Corporation, creating a larger, more diverse electric and natural gas company that has the operational expertise, size and financial resources to better serve you – our valued customer.  Please visit http://www.integrysgroup.com/transaction/ for more information about this announcement.

Like us, Wisconsin Energy is a Midwest-based utility company that shares our commitment to deliver safe, reliable service and provide high value customer service.  Wisconsin Energy is Wisconsin’s largest electric and gas distribution company and is consistently ranked as one of the best companies in the nation for reliability and customer satisfaction.

This is a unique opportunity to bring together two well-regarded utility operators that can combine their operational expertise to deliver additional benefits for customers.  Through the sharing of best practices around outage response, energy efficiency and call centers across a larger organization, we will be able to deliver even better, more efficient service.

We want this transaction to be seamless for our customers, meaning that you will continue to receive safe and reliable service from our company.  The way you interact with us will not change – the same neighbors and friends that you have relied on over the years will continue to serve you.

For many in our community, we are more than the local energy company, we are philanthropic partner and I want to assure our partners that our corporate giving programs will not change.  We will remain an active supporter of local organization and events – giving back to our communities is core to who we are.

We expect to complete the transaction with Wisconsin Energy in the summer of 2015, and until then, we will continue to operate as a separate company.  I want to assure you that it will be business as usual for our employees now – and after we become a part of Wisconsin Energy.  Even though our ownership structure will change, our commitment to serve remains as steadfast as ever.

As we move forward with this process, we will keep you informed about our progress.  In the meantime, you can contact https://accel.michigangasutilities.com/secure//contact.aspx should you have any questions.

Sincerely,

Charlie Schrock
Integrys Energy Group, Chairman & Chief Executive Officer

Additional Information and Where to Find It

The proposed merger transaction involving Wisconsin Energy and Integrys will be submitted to the respective shareholders of Wisconsin Energy and Integrys for their consideration. In connection with the proposed merger transaction, Wisconsin Energy will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys to be filed with the Securities and Exchange Commission (the “SEC”), and each of Wisconsin Energy and Integrys will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger transaction with the SEC. Integrys urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Integrys with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger transaction; the possibility that the expected synergies and value creation from the proposed merger transaction will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed merger transaction making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger transaction may not be available on favorable terms; and the risk that Integrys may not complete the sale of Integrys Energy Services. These forward-looking statements are based on numerous assumptions and assessments made by Integrys in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.  Integrys does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.  A further list and description of risks and uncertainties at Integrys can be found in Integrys’ Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or shareholder.  Wisconsin Energy, Integrys and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective shareholders of Wisconsin Energy and Integrys in favor of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Wisconsin Energy and Integrys in connection with the proposed merger transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Wisconsin Energy’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2014. You can find more information about Integrys’ executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014.  You can obtain free copies of these documents from Wisconsin Energy and Integrys using the contact information above.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.